UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-36797

STEALTHGAS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The press release issued by StealthGas Inc. on November 12, 2021 announcing the record date for the distribution of common shares and 8.75% Series A Cumulative Redeemable Perpetual Preferred Shares of its subsidiary Imperial Petroleum Inc. to effect the spin-off of its four tanker vessels, is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

99.1	StealthGas Inc. Press Release dated November 12, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2021

STEALTHGAS INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title: Chief Executive Officer